Exhibit 99.1

MorphoSys AG Annual General Meeting on 19.05.2021

Voting Results

TOP	Index		Number of valid votes	in % of registered capital stock	Yes-Votes	Yes-%	No-Votes	No-%
2		Resolution on the discharge of Management Board members for the 2020 financial year	19,748,968	60.05	19,623,835	99.37	125,133	0.63
3		Resolution on the discharge of Supervisory Board members for the 2020 financial year	19,755,088	60.06	19,609,447	99.26	145,641	0.74
4		Resolution on the appointment of the auditor for the 2021 financial year	20,373,637	61.94	20,335,168	99.81	38,469	0.19
5		Resolution on the election of Supervisory Board members:
	a)	Dr. Marc Cluzel	20,371,998	61.94	19,171,653	94.11	1,200,345	5.89
	b)	Ms. Krisja Vermeylen	20,372,439	61.94	19,158,408	94.04	1,214,031	5.96
	c)	Ms. Sharon Curran	20,372,305	61.94	20,263,772	99.47	108,533	0.53
6		Resolution on the cancellation of Authorized Capital 2018-I and the creation of a new Authorized Capital 2021-I with the option to exclude statutory subscription rights; amendment to the Articles of Association	20,103,845	61.12	18,945,409	94.24	1,158,436	5.76
7		Resolution on the cancellation of Authorized Capital 2020-I and the creation of a new Authorized Capital 2021-II with the option to exclude statutory subscription rights; amendment to the Articles of Association	20,103,689	61.12	18,969,979	94.36	1,133,710	5.64

MorphoSys AG Annual General Meeting on 19.05.2021

Voting Results

TOP	Index		Number of valid votes	in % of registered capital stock	Yes-Votes	Yes-%	No-Votes	No-%
8		Resolution on the creation of an Authorized Capital 2021-III under exclusion of subscription rights for the purpose of serving “Restricted Stock Units” to be issued to senior managers and employees of MorphoSys US Inc. under the “Restricted Stock Unit Program 2021” of the Company; amendment to the Articles of Association	19,771,843	60.11	18,054,818	91.32	1,717,025	8.68
9		Resolution on the cancellation of Conditional Capital 2008-III, the reduction of Conditional Capital 2016-I and the reduction of Conditional Capital 2016-III; amendments to the Articles of Association	20,370,948	61.94	20,317,647	99.74	53,301	0.26
10		Resolution on the creation of a new Conditional Capital 2021-I and the authorization of the Management Board to issue convertible bonds/bonds with warrants with the option to exclude subscription rights; amendment to the Articles of Association	19,503,402	59.30	18,335,515	94.01	1,167,887	5.99
11		Resolution on the approval of the remuneration system for members of the Management Board	19,176,424	58.30	6,938,977	36.18	12,237,447	63.82
12		Resolution on the remuneration of the members of the Supervisory Board	19,745,052	60.03	19,632,464	99.43	112,588	0.57
13		Resolution on further amendments to the Articles of Association	20,369,723	61.93	20,286,748	99.59	82,975	0.41